United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

Clarification on the management's proposal for the General Meeting of Debenture Holders

Rio de Janeiro, March 17, 2021 - Vale SA (“Vale” or “Company”), in view of the upcoming holding of the General Meeting of Debenture Holders, on March 19, 2021, under the terms of the call notice, and, specifically, in view of item 2 of the Agenda, clarifies that the proposed amendment:

1.	Aims at adapting the deed relating to Vale's participatory debentures to incorporate innovation brought by the CVM Instruction 620, of March 17, 2020, which, among other provisions, regulated debenture buyback by the issuer above the nominal value of the security. Vale believes that this change will allow the company the necessary flexibility to take advantage of capital allocation opportunities;

2.	Does not enable the company to participate, as a buyer, in the public offering for the secondary distribution of participatory debentures, notified by the National Bank for Economic and Social Development - BNDES to Vale on March 2, 2021. Accordingly, the national regulation establishes that the buyback must be carried out by means of a public offer by Vale, being not allowed the mere adherence to a public offer by a debenture holder.

Additionally, Vale reiterates that the eventual buyback of participatory debentures is not a priority for allocation of capital at this moment, even if conditions allowed such option. Possible questions regarding the management's proposal may be resolved by contacting the Investor Relations Department, by e-mail to vale.ri@vale.com.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: March 17th, 2021		Head of Investor Relations